SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of, May 2008
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

1

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 9, 2008	Financial Statements for the Fiscal Year Ended March 31, 2008 (U.S. Accounting Standards)

2	May 9, 2008	Notice Regarding Dissolution and Liquidation of Our Subsidiary

3	May 9, 2008	Resolution Regarding the Amount and Terms of Stock Acquisition Rights to be Issued to Directors as Stock Options

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning
Date: May 12, 2008

3

EXHIBIT 1
Financial Statements for the Fiscal Year Ended March 31, 2008 (U.S. Accounting Standards)

May 9, 2008
Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo (1st section), Osaka (1st section)
Code Number: 3591		URL: http://www.wacoalholdings.jp/
Representative:	(Position) Representative Director	(Name) Yoshikata Tsukamoto
For Inquiries:	(Position) General Manager Corporate Planning	(Name) Masaya Wakabayashi Tel: (075) 682-1006
Scheduled Date of Ordinary Shareholders’ Meeting:	June 27, 2008	Scheduled Commencement Date for Dividend Payment: June 4, 2008
Scheduled Date of Annual Securities Report Filing:	June 27, 2008
(Amounts less than 1 million yen have been rounded.)
1.	Consolidated Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)
(1)	Consolidated Business Results

(% indicates changes from prior fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2008	165,761	(0.4)	13,540	5.0	14,353	3.1	4,966	(45.0)
Fiscal Year Ended March 31, 2007	166,410	1.4	12,896	867.4	13,920	301.6	9,029	220.1

				Ratio of Pre-tax
	Net Income	Diluted Net	Ratio of Net Income to	Net Income to	Ratio of Operating
	Per Share	Earnings Per Share	Shareholders’ Equity	Total Assets	Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2008	35.14	—	2.6	5.8	8.2
Fiscal Year Ended March 31, 2007	63.18	—	4.8	5.7	7.7

(Reference)	Equity in income/(loss) of equity-method investment:

Fiscal Year ended March 31, 2008: (3,392) million yen; Fiscal Year ended March 31, 2007: 1,771 million yen
(2)	Consolidated Financial Condition

			Total Shareholders’	Shareholders’ Equity
	Total Assets	Total Shareholders’ Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2008	241,619	185,113	76.6	1,291.41
Fiscal Year Ended March 31, 2007	250,266	193,278	77.2	1,374.89
(3)	Consolidated Cash Flow Status

	Cash Flow from	Cash Flow used in	Cash Flow used in	Balance of Cash and Cash
	Operating Activities	Investing Activities	Financing Activities	Equivalents at End of Fiscal Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2008	14,225	3,590	(9,400)	28,043
Fiscal Year Ended March 31, 2007	9,339	(1,185)	(8,404)	19,816
2.	Status of Dividends

						Ratio of Dividend to
	Dividend Per Share			Total Amount of	Payout Ratio	Shareholders’ Equity
	Interim	Year-end	Annual	Dividends (annual)	(consolidated)	(consolidated)
	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year Ended March 31, 2007	—	22.00	22.00	3,093	34.8	1.6
Fiscal Year Ended March 31, 2008	—	25.00	25.00	3,584	71.1	1.9
Fiscal Year Ending March 31, 2009 (Estimates)	—	25.00	25.00		51.2
3.	Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)

     (% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2007 for the six-month period)

	Sales		Operating Income		Pre-tax Net Income		Net Income		Net Income Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2009	92,000	8.9	7,400	(17.6)	5,800	(43.1)	3,500	86.7	24.42
Annual	183,000	10.4	12,500	(7.7)	11,200	(22.0)	7,000	41.0	48.83
4.	Others
(1)	Changes in Significant Subsidiaries during the fiscal year ended March 31, 2008: Yes

New: 3 companies (Peach John Co., Ltd., and 2 other companies) (Note) For details, please see “Status of Corporate Group” on page 6.

(2)	Changes in Accounting Principles, Procedures and Indication Method Relevant in Preparing Consolidated Financial Statements

(i) Changes due to modifications in accounting standards, etc.: Yes
(ii) Changes other than (i) above: None
(Note) For details, please see “Basic Significant Matters in Preparation of Consolidated Financial Statements” on page 14.

(3)	Number of Issued Shares (Common Stock)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	144,016,685 shares

(ii) Number of shares held as treasury stock as of the end of:	35,998 shares	3,440,116 shares

(iii) Average number of shares during:	141,304,256 shares	142,910,187 shares

(Reference) Summary of Non-Consolidated Results
(Amounts less than 1 million yen have been truncated.)
1.	Non-Consolidated Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)
(1)	Non-Consolidated Business Results

(% indicates changes from prior fiscal year)
	Operating Revenue		Operating Income		Ordinary Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2008	10,863	80.9	6,804	333.4	6,937	225.4	2,123	40.1
Fiscal Year Ended March 31, 2007	6,005	(91.5)	1,570	(67.0)	2,132	(65.9)	1,516	(47.3)

	Net Income	Diluted Net Earnings
	Per Share	Per Share
	Yen	Yen
Fiscal Year Ended March 31, 2008	15.02	—
Fiscal Year Ended March 31, 2007	10.60	—
(2)	Non-Consolidated Financial Condition

	Total Assets	Net Assets	Capital-to-Asset Ratio	Net Asset per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2008	150,081	147,562	98.3	1,029.44
Fiscal Year Ended March 31, 2007	150,325	145,434	96.7	1,034.56

(Note) Equity Capital:	As of the end of the fiscal year ended March 31, 2008: 147,562 million yen
As of the end of the fiscal year ended March 31, 2007: 145,434 million yen
* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 4 of the attachment for information relating to forecasts.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this press release regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal year 2009 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Qualitative Information and Financial Statements
1.	Business Results
(1) Analysis of Results
Results at the End of the Fiscal Year Ended March 2008
During the fiscal year ended March 31, 2008 (fiscal year 2008), corporate earnings in Japan improved. In general the Japanese economy experienced slow growth in the first half year, but growth was suspended in the second half of the year due to fluctuations in the stock and foreign exchange markets and other factors as a result of the sudden rise in the price of crude oil and the U.S. sub-prime mortgage crisis. Consumer activity mirrored these trends. Overseas, economic recovery in the U.S. has slowed, and the economic recovery in Europe has moderated somewhat, although China and the rest of the Asian economy continues to grow.
Domestically, the early spring low temperatures, prolonged rainy season and the record high temperatures recorded across the country affected industry overall, and business results have been sluggish across many industries, including department stores and mass merchandisers. Results in the women’s fashion and clothing industry have also been slow.
In this environment, our group (primarily Wacoal Corporation, which is the core operating entity in our group) sought to improve the strength of its products and endeavored to develop products focused on consumer needs.
In the spring, the Wacoal brand business department of Wacoal Corporation launched LALAN, our new campaign brassiere, which showed a favorable sales performance. LALAN has a unique design tailored to meet the needs of women of all bust sizes, and we believe that the new style advertising, which differs from traditional promotions and their focus on functionality, has reached new consumers beyond our existing customer base. Additionally, the switch in our strategy from seasonal campaigns that promote new products to increasing the number and variety of LALAN products every season has extended the sales period for the campaign products as well as improved sales and the stock clearance rate. The autumn/winter season sales of Sugoi, our newly developed line of lingerie that uses new materials, largely exceeded our expectations. This was because the product’s characteristics of being thinner, lighter and warmer than past products were widely accepted by customers, and the product name, which gives the impression of a product that surpasses existing products in terms of image and functionality, has received extensive media coverage. On the other hand, the sales of products from our brand category Style Science, which was introduced two years ago with new features for the lower body, was far below the amount sold in the previous fiscal year. Our research shows that this was due to the fact that two years have passed since the release of the original Hip Walker, and in-store promotions have decreased. In addition, there has been a failure to capture new customers, and our attempts to encourage existing customers to buy replacement products has been ineffective. Due to the poor sales performance of our Style Science series products, the overall sales of our Wacoal brand business department were below the results of the previous fiscal year.
Similarly, in our Wing brand business department, our core brassieres—particularly our standard products—have performed well, as have girdles, body-suits and lingerie. On the other hand, sales of our Style Up Pants from our Style Science series declined. Nevertheless, a Style Science product for men, the Cross-Walker was developed and officially went on sale in department stores under the DAMS brand name in February 2008, and in chain stores under the BROS brand name in April 2008. There has been an extremely good consumer reaction to both products, and we expect this to expand in the future. As a result, the overall business results in our Wing brand business department achieved a sales level in line with that of the previous fiscal year.
With special health checks and guidance aimed at preventing metabolic syndrome, which were introduced from April 2008 as a backdrop, we began selling Exwalker Style Science products at various locations, including gyms and corporate health insurance associations in January of this year. Although it is disappointing that the core lines of the Style Science series products aimed at women did not sell well during fiscal year 2007, we believe that there are still good opportunities to capture new customers and encourage existing customers to continue purchasing these products by expanding our marketing channels and range of target customers and renewing our promotional strategies.
Our specialty retail store business consists of Une Nana Cool, an independently operated affiliate, and the brands, Amphi, SUBITO and Sur La Plage. Our factory outlet stores, known as Wacoal Factory Stores, operated as Wacoal Corporation’s direct retail stores. Une Nana Cool’s new and existing stores, as well as LuncH, a new type of store concentrating on lingerie, are all performing well and have posted final fiscal year profit and loss figures in the black for the first time. Efforts to increase and improve earnings and refrain from opening new stores have helped improve results for direct retail stores.
Sales of outerwear, our core products in our mail-order business catalogs, have been poor, but shoes and miscellaneous items have generally performed well with varying performance depending on the type or product. Sales from pamphlets placed in newspapers and from our online store have been favorable. Continuing from the previous period, we have improved our net results by revising our media costs and improving our inventory.
As for our wellness business, net sales of our sports conditioning wear CW-X, our core sports related product, were down as a result of delivery adjustments for inventory regulation purposes and product returns from stores. There was growth in the sales of leg-related products associated with entry into a new type of business. However, overall sales were lower than the previous fiscal year due to the negative effects of weather on the performance of wet weather footwear and a reduction in department store sales of leggings.
Sales of our semi-order innerwear business, Dublevé, were in line with those of the previous fiscal year due to a failure to sufficiently capture new customers and a decrease in the average purchase price per customer.
Sales have been increasing in the U.S. over the last few years due to an increased demand for luxury items and increased transactions with mid-level department stores that have not historically sold Wacoal products but that are repositioning themselves as up-scale department stores. However, decreased consumer confidence caused by the rapid deceleration of the U.S. economy, has led to sluggish store sales, and other factors, such as inventory adjustments, have also had an effect, leading to sales levels that are up only slightly over the previous fiscal year. Earnings were down significantly due to decreased profitability and an increase in personnel costs brought on by an increase in the number of sales staff in connection with new store openings, as well as increases in other costs.
In Asia, Wacoal’s business in China continues to grow. In addition to the expansion of Wacoal brand products, we have begun to expand the youth orientated brand, Amphi, and beginning next fiscal year we plan to increase sales through a three-brand structure, including the high value-added brand Salute.
As a result of these factors, sales for fiscal year 2008 were 165,761 million yen, a 0.4% decrease compared to the previous fiscal year.
In terms of profit, the operating income was 13,540 million yen, a 5.0% increase compared to the previous fiscal year.
Our pre-tax net income for fiscal year 2008 was 14,353 million yen, a 3.1% increase compared to the previous fiscal year, and our net income was 4,966 million yen, a 45.0% decrease compared to the previous fiscal year.
The reason for the significant decrease in net income was largely the result of a 4,694 million yen write-down of our 49% interest in Peach John Co., Ltd. (“Peach John”), which was acquired during the previous fiscal year as part of a capital alliance. This loss, accounted for using the equity method, was the result of a re-evaluation of the fair market value of Peach John’s stock following the creation of a sound five-year business plan that takes into account various changes in the business structure of the mail-order industry that are being brought on by the spread of the Internet and cellular phones.
Following their capital alliance, Wacoal and Peach John utilized their respective know-how and broad customer base to develop their businesses synergistically, and in January 2008, with the aim of speeding up and strengthening such business development, Wacoal acquired the remaining 51% of Peach John through a stock swap, making Peach John a wholly owned subsidiary. Wacoal exchanged 3.44 million shares of treasury stock and 3.26 million shares of newly issued stock in connection the stock swap. Additionally, in order to improve capital efficiency, Wacoal implemented a buyback and cancellation of 3.9 million of its own shares. Please note that for purposes of Wacoal’s fiscal year 2007 consolidated financial statements, Peach John is treated as having become a consolidated subsidiary as of March 31, 2007, which means it is still treated as an equity-method affiliate for purposes of Wacoal’s consolidated income statement.
As for sales by business, textiles and related products accounted for 150,710 million yen of sales, a 0.2% increase compared to the previous fiscal year and other products accounted for 15,051 million yen of sales, a 6.3% decrease compared to the previous fiscal year.
As for sales by region, Japan accounted for 139,618 million yen of sales, which was 84.2% of the entire group’s sales, while the rest of Asia accounted for 4.6%, and Europe and the U.S. together accounted for 11.2%.
Forecast for Next Fiscal Year
Factors that could significantly affect the global economy during the next fiscal year, such as the sub-prime mortgage crisis and crude oil prices, have unknown consequences, and it is very difficult to predict the impact those factors may have on domestic and foreign consumer markets. Nevertheless, we currently anticipate that domestic personal consumer spending will remain at the same level.
Based on our mid-term management plan that is currently underway and our new growth strategy, CAP 21 (Corporate Activation Project 21), we will make various efforts, including improving the product appeal of brassieres, style science products and other core products and expanding the sale of those products through effective advertising, growing the men’s innerwear business that we have started to develop fully, establishing a profitable structure through the development of our directly owned retail store business infrastructure, and reducing production costs by integrating the manufacturing functions of the Wacoal and Wing brands. Overseas, we will continue to actively invest in our China business and work to improve the market presence of the Wacoal brand and grow our performance and market share.
Our target for the next fiscal year end is to achieve sales of 183,000 million yen, operating income of 12,500 million yen, pre-tax net income of 11,200 million yen, and net income of 7,000 million yen. These figures include the results of Peach John that became our wholly owned subsidiary in January 2008. The current exchange rate for the U.S. dollar is assumed to be 102 yen to the dollar. However, since the U.S. business constitutes a high proportion of the sales and income of our consolidated results, an exchange fluctuation could significantly affect our consolidated results.
(2) Analysis of Financial Condition
Cash flow from operating activities during fiscal year 2008 was 14,225 million yen, an increase of 4,886 million yen from the previous fiscal year despite a decrease in net income, due to an equity-method investment loss adjustment and a decrease of inventory.
Cash flow from investment activities amounted to 3,590 million yen, an increase of 4,775 million yen from the previous fiscal year, due to an increase in cash and cash equivalents of Peach John which became a wholly owned subsidiary through a stock swap during fiscal year 2007.
Cash flow used in financial activities included an expenditure of 9,400 million yen, for the acquisition of treasury stock.
As a result, the balance of cash and cash equivalents at the end of fiscal year 2008, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 28,043 million yen, an increase of 8,227 million yen compared to the previous fiscal year.
Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 13,014 million yen.

Trends in certain cash-flow indicators

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	ended	ended	ended	ended	ended
	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
Equity ratio (%)	76.0	77.7	77.0	77.2	76.6
Equity ratio based on the market value (%)	67.9	90.6	95.0	83.9	87.4
Debt redemption years (years)	0.8	3.3	8.9	0.6	0.4
Interest coverage ratio (times)	45.6	24.1	12.8	133.4	182.4

Equity ratio = shareholders’ equity/total assets

Equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets

Debt redemption years = interest-bearing debt/cash flow from operating activities

Interest coverage ratio = cash flow from operating activities/interest payment

Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements
(3) Basic Policy Regarding Distribution of Profits and Dividends for Fiscal Years 2008 and 2009
Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, with the aim of improving our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such as entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve capital efficiency and return profits to our shareholders.
As previously announced, the dividend payable for fiscal year 2008 will be 25.00 yen per share. For fiscal year 2009, we hope to be able to distribute 25.00 yen per share.
(4) Business Risks
These matters have not significantly changed since disclosure in our annual report for the year ended March 2007, and are omitted.
For a financial summary for the year ended March 2007 disclosing the above matters, please refer to the following URL.
     (Our homepage)
     http://www.wacoalholdings.jp/ir/library.html

2.	Status of Corporate Group
     Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 38 subsidiaries and 8 affiliates, and is principally engaged in the manufacture and wholesale distribution of innerwear (primarily women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sale of certain products to consumers. Our corporate group also conducts business in the restaurant, culture, services, and interior design businesses.
     Segment information and a summary of the various companies that make up our corporate group are as follows.

Business Segment	Operating Segment	Major Affiliated Companies
Textile Goods and	Manufacturing and	Domestic	Wacoal Corporation
Related Products	Sales Companies		Studio Five Corp.
One other company
(Total: 3 companies)
		Overseas	Wacoal America, Inc.,
Wacoal China Co., Ltd.
Shinyoung Wacoal Inc. (South Korea)
Taiwan Wacoal Co., Ltd.
Thai Wacoal Public Co., Ltd.
Three other companies
(Total: 8 companies)
	Sales Companies	Domestic	Peach John Co., Ltd.
Une Nana Cool Corp.
Three other companies
(Total: 5 companies)
		Overseas	Wacoal Singapore Private Ltd.
Wacoal Hong Kong Co., Ltd.
Wacoal France Société Anonyme
Wacoal (UK) Ltd.
Four other companies
(Total: 8 companies)
	Apparel	Domestic	Kyushu Wacoal Sewing Corp.
	Manufacturers		Hokuriku Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
Three other companies
(Total: 7 companies)
		Overseas	Wacoal Dominicana Corp. (Dominican Republic)
Guandong Wacoal Inc.
Two other companies
(Total: 4 companies)
	Other Textile	Domestic	Wacoal Distribution Corp.
	Related Companies		One other company
(Total: 2 companies)
		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 company)
Others	Cultural Business	Domestic	Wacoal Corporation
	Service Companies		Wacoal Art Center Co., Ltd.
(Total: 2 companies)
	Other Business	Domestic	Nanasai Co., Ltd.
	Companies		Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
(Total: 4 companies)
		Overseas	Wacoal International Corp. (U.S.)
Wacoal Investment Co., Ltd. (Taiwan)
One other company
(Total: 3 companies)

The business distribution diagram is as follows:

Sales
Consumer/Client
Sales
Domestic
Sales
(North and Central America)
Overseas
(Apparel Manufacturers: 7 companies)
Kyushu Wacoal Manufacturing Corp.
Hokuriku Wacoal Sewing Corp.
Niigata WacCorp.
Torica Inc.
3 other companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Investment Company: 1 company)
Wacoal International Corp. (U.S.)
(Manufacturing and Sales Companies: 1 company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
Supply of Raw Materials
(Apparel Manufacturers: 2 companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 other
(Sales Companies: 5 companies)
Peach John Co., Ltd.
Une Nana Cool Corp.
3 other companies
Supply of Goods
(Sales Company: 1 company)
Wacoal Sports Science Corp. (U.S.)
Supply of Goods
Supply of Goods
Supply of Goods
(Europe)
(Manufacturing and Sales Companies: 2 companies)
Studio Five Corp.
Wacoal Dublevé Corp.
Supply of Goods
Supply of Goods
(Sales Companies: 2 companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
(Asia)
(Investment Company: 2 companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 other company
Wacoal Corp.
(Other Textile Related Companies: 2 Companies)
Wacoal Distribution Corp.
1 Other Company
Business Services Support and Supply of Raw Materials
Supply of Goods
(Sales Company: 5 companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
3 other companies
(Cultural Business Service Company: 1 company)
Wacoal Art Center Co., Ltd.
Administrative Services Support
Supply of Raw Materials
(Manufacturing and Sales Company: 9 companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
4 other companies
Supply of Semi-manufactured Goods
(Other Business Companies: 4 companies)
Nanasai Co., Ltd.
Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Sales Appliances and Business Services Support
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related Company: 1 company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
Supply of Raw Materials
Wacoal Holdings Corp. (holding company)

3.	Management Policies
     The following matters have not been significantly changed since the disclosure in the financial statements for the fiscal year ended March 31, 2007 (disclosed on May 10, 2007), and are omitted.
(1) Basic Business Policy

(2) Measures for Business Targets

(3) Our Medium- and Long-Term Business Strategy

For the financial statements for the fiscal year ended March 31, 2007 disclosing the above matters, please refer to the following URL.

(Company website)

http://www.wacoalholdings.jp/ir/financial_results.html

(The Tokyo Stock Exchange website (listed company information search page))

http://www.tse.or.jp/listing/compsearch/index.html

(4) Issues to Address
     The average age of our customers is naturally increasing as a result of the general ageing of the population. Separately, changes in the consumer behavior of young consumers in favor of fashion merchandise can also generally be seen in the innerwear industry. We believe it is necessary to respond to such changes through the creation of new value, as well as means of communication. Furthermore, we consider it an important challenge to be able to position ourselves favorably in the context of changes in the behavior of young consumers, which has intensified competition among retailers and created a new low-end product market.
     There is also an urgent need to expand the scale of operations into new channels, in addition to our existing channels, such as department stores, chain stores and boutiques, which have supported the growth of our group throughout the years.
     As it is difficult to expect a large expansion in the domestic consumer market in the long term, we believe business expansion overseas is essential for our future growth. Currently, we intend to achieve further growth in our U.S. business, which is our core overseas business, and we believe that business expansion or new entries in the area where greater marketability is expected (such as China) will become a key issue.
     In response to these issues, our group promotes a new growth strategy CAP 21, under which we aim to achieve business expansion by focusing on investment of sources in the area with competitive superiority through “selection of business and concentration” and as for overseas, to achieve brand or graphical expansion through an aggressive investment.

4.	Consolidated Financial Statements (Unaudited)
(1)	Consolidated Balance Sheet

			Amount
Accounts	As of March 31, 2008	As of March 31, 2007	Increased/(Decreased)
(Assets)	Million Yen	Million Yen	Million Yen

Current assets

Cash and bank deposits	15,857	10,613	5,244
Time deposits and certificate of deposit	12,186	9,203	2,983
Marketable securities	12,614	14,392	(1,778)
Receivables
Notes receivable	353	550	(197)
Accounts receivable—trade	22,337	22,882	(545)

	22,690	23,432	(742)
Allowance for returns and doubtful receivables	(3,145)	(2,979)	(166)

	19,545	20,453	(908)
Inventories	30,020	30,199	(179)
Deferred tax assets	5,411	4,980	431
Other current assets	3,212	3,075	137

Total current assets	98,845	92,915	5,930

Tangible fixed assets

Land	20,711	20,874	(163)
Buildings and structures	58,575	59,168	(593)
Machinery and equipment	14,448	14,179	269
Construction in progress	99	472	(373)

	93,833	94,693	(860)
Accumulated depreciation	(42,285)	(41,911)	(374)

Net tangible fixed assets	51,548	52,782	(1,234)

Other assets

Investments in affiliated companies	18,942	34,012	(15,070)
Investments	38,056	54,117	(16,061)
Prepaid pension cost	3,444	7,089	(3,645)
Deferred tax assets	1,462	1,048	414
Goodwill and other assets	29,322	8,303	21,019

Total other assets	91,226	104,569	(13,343)

Total Assets	241,619	250,266	(8,647)

			Amount
Accounts	As of March 31, 2008	As of March 31, 2007	Increased/ (Decreased)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current Liabilities
Short-term bank loans	5,572	5,822	(250)

Payables
Notes payable	1,935	1,503	432
Accounts payable-trade	9,394	10,536	(1,142)

	11,329	12,039	(710)

Accounts payable	6,327	6,900	(573)
Accrued payroll and bonuses	6,645	6,416	229
Accrued corporate taxes, etc.	3,872	1,378	2,494
Long-term debt to be repaid within one year	48	51	(3)
Other current liabilities	2,217	2,262	(45)

Total current liabilities	36,010	34,868	1,142

II. Long-term liabilities
Long-term debt	81	111	(30)
Reserves for retirement benefit	2,181	2,072	109
Deferred tax liability	14,527	16,959	(2,432)
Other long-term liabilities	1,356	517	839

Total long-term liabilities	18,145	19,659	(1,514)

(Minority interests)
Minority interests	2,351	2,461	(110)

(Shareholders’ equity)
I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,262	25,242	4,020
III. Retained earnings	136,589	140,666	(4,077)

IV. Accumulated other comprehensive income (loss)

Foreign currency exchange adjustment	248	716	(468)
Unrealized gain on securities	5,295	14,428	(9,133)
Pension liability adjustment	514	4,130	(3,616)

V. Treasury stock	(55)	(5,164)	5,109

Total shareholders’ equity	185,113	193,278	(8,165)

Total liabilities, minority interests and shareholders’ equity	241,619	250,266	(8,647)

(2)	Consolidated Income Statement

	Fiscal Year Ended		Fiscal Year Ended		Amount
Accounts	March 31, 2008		March 31, 2007		Increased/ (Decreased)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	165,761	100.0	166,410	100.0	(649)
II. Operating expenses
Cost of sales	83,127	50.1	84,658	50.9	(1,531)
Selling, general and administrative expenses	69,094	41.7	68,856	41.4	238

Total operating expenses	152,221	91.8	153,514	92.3	(1,293)

Operating income	13,540	8.2	12,896	7.7	644
III. Other income and (expenses)
Interest income	303	0.2	236	0.1	67
Interest expense	(78)	(0.0)	(73)	(0.0)	(5)
Dividend income	641	0.4	603	0.4	38
Gain on sale and exchange of marketable securities and/or investment securities	715	0.4	406	0.3	309
Valuation loss on investment in securities	(923)	(0.6)	(365)	(0.2)	(558)
Others (net)	155	0.1	217	0.1	(62)

Total other income (expense), net	813	0.5	1,024	0.7	(211)

Income before income taxes, equity in net income of affiliated companies and minority interests	14,353	8.7	13,920	8.4	433

Income taxes
Current	5,577	3.4	2,874	1.7	2,703
Deferred	276	0.2	3,628	2.2	(3,352)

Total income taxes	5,853	3.6	6,502	3.9	(649)

Income before equity in net income of affiliated companies and minority interests	8,500	5.1	7,418	4.5	1,082
Equity in net income of affiliated companies	(3,392)	(2.0)	1,771	1.0	(5,163)
Minority interests	(142)	(0.1)	(160)	(0.1)	18

Net income	4,966	3.0	9,029	5.4	(4,063)

Earnings per share	35.14		63.18

(3)	Consolidated Comprehensive Income Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2008	March 31, 2007	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Net income	4,966	9,029	(4,063)

II. Other comprehensive income (loss) — after adjustment of tax effect
Foreign currency exchange adjustment	(468)	1,452	(1,920)
Net unrealized gain on securities	(9,133)	117	(9,250)
Pension liability adjustment	(3,616)	—	(3,616)

Total of other comprehensive income (loss)	(13,217)	1,569	(14,786)

Comprehensive income (loss)	(8,251)	10,598	(18,849)

(4)	Consolidated Shareholders’ Equity Statement
Fiscal Year Ended March 31, 2008

	Shareholders’ Equity
					Accumulated
	No. of Shares		Additional		other
	Held Outside	Common	Paid-in	Retained	comprehensive	Treasury
Item	the Company	Stock	Capital	Earnings	income	stock
	Thousand Shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2007	140,577	13,260	25,242	140,666	19,274	(5,164)
Net income				4,966
Other comprehensive loss					(13,217)
Cash dividends paid (22.0 yen per share)				(3,093)
Purchase of treasury stock	(3,936)					(6,015)
Cancellation of treasury stock				(5,950)		5,950
Issuance of new shares for stock swap*	3,261		4,474
Diminution of treasury stock for stock swap*	3,440		(454)			5,174

As of March 31, 2008	143,342	13,260	29,262	136,589	6,057	(55)

*	This is for the stock swap agreement with Peach John Co., Ltd.
Fiscal Year Ended March 31, 2007

	Shareholders’ Equity
					Accumulated
	No. of Shares		Additional		other
	Held Outside	Common	Paid-in	Retained	comprehensive	Treasury
Item	the Company	Stock	Capital	Earnings	income	stock
	Thousand Shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2006	143,916	13,260	25,242	134,515	13,575	(117)
Net income				9,029
Other comprehensive income					1,569
Cash dividends paid (20.0 yen per share)				(2,878)
Purchase of treasury stock	(3,339)					(5,047)
Adjustment for application of FASB Standard No. 158 (after tax)					4,130

As of March 31, 2007	140,577	13,260	25,242	140,666	19,274	(5,164)

(5)	Consolidated Cash Flow Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2008	March 31, 2007	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	4,966	9,029	(4,063)
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	3,908	3,735	173
(2) Deferred taxes	276	3,628	(3,352)
(3) Gain/loss on sale of fixed assets	(184)	25	(209)
(4) Impairment loss on fixed assets	33	—	33
(5) Valuation loss on investment in securities	923	365	558
(6) Gain on sale and exchange of marketable securities and investment securities	(715)	(406)	(309)
(7) Equity in net income of affiliated companies (after deduction of dividend income)	4,198	(1,164)	5,362
(8) Changes in assets and liabilities
Decrease in receivables	2,012	574	1,438
Decrease (increase) in inventories	1,218	(2,897)	4,115
Decrease (increase) in other current assets	49	(371)	420
Increase (decrease) in payables	(2,614)	219	(2,833)
(Decrease) in reserves for retirement benefits	(2,613)	(2,472)	(141)
Increase (decrease) in accrued expenses and other liabilities	2,681	(696)	3,377
(9) Others
Net cash flow from operating activities	87	(230)	317

	14,225	9,339	4,886

II. Investing activities
1. Proceeds from sale and redemption of marketable securities	10,506	28,509	(18,003)
2. Acquisition of marketable securities	(9,892)	(9,929)	37
3. Proceeds from sales of fixed assets	1,057	524	533
4. Acquisition of tangible fixed assets	(1,211)	(2,536)	1,325
5. Proceeds from sale of investments	1,414	8	1,406
6. Acquisition of investments in affiliated companies	—	(15,326)	15,326
7. Acquisition of investments	(618)	(1,887)	1,269
8. Proceeds from acquisition of shares of the newly consolidated subsidiaries	4,115	80	4,035
9. Increase in other assets	(1,781)	(628)	(1,153)

Net cash flow from investing activities	3,590	(1,185)	4,775

III. Financing activities
1. Decrease in short-term bank loans	(259)	(575)	316
2. Proceeds from long-term debt	18	130	(112)
3. Repayment of long-term debt	(51)	(34)	(17)
4. Purchase of treasury stock	(6,015)	(5,047)	(968)
5. Dividend payment	(3,093)	(2,878)	(215)

Net cash flow from financing activities	(9,400)	(8,404)	(996)

IV. Effect of exchange rate on cash and cash equivalents	(188)	173	(361)

V. Increase/decrease in cash and cash equivalents	8,227	(77)	8,304
VI. Initial balance of cash and cash equivalents	19,816	19,893	(77)

VII. Year end balance of cash and cash equivalents	28,043	19,816	8,227

Additional Information

Cash paid for
Interest	78	70	8
Income taxes, etc.	2,542	4,667	(2,125)
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	143	—	143
Acquisition amount of shares of consolidated subsidiaries through stock swap	9,194	—	9,194

(6)	Basic Significant Matters in Preparation of Consolidated Financial Statements
(i)	Matters Regarding the Scope of Consolidation and Application of the Equity Method
Major consolidated subsidiaries:

Wacoal Corporation, Peach John Co., Ltd., Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. and Wacoal China Co., Ltd.

Major Affiliated Companies:

Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.
(ii)	Matters Regarding New Subsidiaries and Affiliates
Consolidated (new): Peach John Co., Ltd., PJ Hong Kong Limited, K.K. Honey Bee International Equity Method (excluded): Peach John Co., Ltd.
(iii)	Standard of Preparation of Consolidated Financial Statements
The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the “U.S. Accounting Standards”) except for segment information which is prepared using Accounting Standards Generally Accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, Accounting Series Releases regarding reporting to the Security Exchange Commission, the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.
(iv)	Significant Accounting Policies
a.	Valuation Standard of Inventories
The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.
b.	Valuation Standard of Tangible Fixed Assets and Method of Depreciation
Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).
c.	Valuation Method of Marketable Securities and Investment Securities
Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.
d.	Reserve for Retirement Benefits
This is accounted for based on the provisions of FASB Standard No. 87 and No. 158.
e.	Lease Transactions
Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.
f.	Accounting Procedure for Consumption Tax, etc.
Accounting procedure for consumption tax, etc., is based on the tax-excluded method.
g.	Consolidated Cash Flow Statement
Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.
h.	Newly Adopted Accounting Policies
In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognizing in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”. FIN 48 also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. There is no material impact on the financial condition and business results by the adoption of FIN 48.

(7)	Notes to the Consolidated Financial Statements
(i)	Market Value, etc. of Securities

(Unit: Million Yen)
	As of March 31, 2008				As of March 31, 2007
	Acquisition	Total Unrealized	Total Unrealized	Fair	Acquisition	Total Unrealized	Total Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
National and Local	2,309	12	0	2,321	3,210	3	12	3,201
Government Bonds
Corporate Bonds	4,302	4	127	4,179	6,304	4	125	6,183
Bank Bonds	100	0	1	99	700	0	2	698
Trust Fund	5,475	118	144	5,449	4,187	166	43	4,310

Total	12,186	134	272	12,048	14,401	173	182	14,392

Investment
Equities	25,762	13,333	2,114	36,981	26,842	26,378	101	53,119

Total	25,762	13,333	2,114	36,981	26,842	26,378	101	53,119

(ii)	Prepaid Pension Cost and Reserve for Retirement Benefits
     Employee Retirement Benefit Plans
     Our subsidiaries have several retirement benefit plans. Wacoal Corporation has adopted a defined-contribution pension fund plan, and some subsidiaries have adopted an eligible pension plan.
     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2008	March 31, 2007
	Million yen	Million yen
Increase/(decrease) of fair value of estimated future payment
Initial balance of fair value of estimated future payment	33,059	32,687
Service expense	858	936
Interest rate expense	761	748
Contributions by employees	73	75
Actuarial losses	(1,041)	(245)
Pension benefits from pension assets	(394)	(883)
Temporary benefits from pension assets	(569)	(105)
Pension benefits from the company	(187)	(154)
Increase due to change in scope of consolidation	259	—

Current year end balance of fair value of estimated future payment	32,819	33,059

Increase/(decrease) of fair value of pension assets
Initial balance of pension assets	29,345	26,962
Actual increase	(2,674)	776
Pension contributed by the company	2,490	2,520
Contributions by employees	73	75
Pension benefits	(394)	(883)

Temporary benefits	(569)	(105)

Current year end balance of pension assets	28,271	29,345

Initial balance of pension benefit trusts	8,703	8,898
Actual increase	(2,907)	(195)

Current year end balance of pension benefit trusts	5,796	8,703

Funded status	1,248	4,989

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen
Breakdown of recognized amount on the consolidated balance sheet

Prepaid pension cost	3,444	7,089

Accrued expenses	(104)	(113)

Reserve for retirement benefits	(2,092)	(1,987)

	1,248	4,989

Breakdown of recognized amount in accumulated other comprehensive income (loss) — before adjustment of tax effect

Unrecognized actuarial differences	(4,705)	702
Unrecognized prior service liabilities (decrease in liabilities)	5,571	6,263

	866	6,965

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen
Current year retirement benefit expense
Service expense	858	936
Interest rate expense	761	748
Expected long-term performance benefit from pension assets	(788)	(726)
Amortized and deferred net unrecognized liability	(770)	(826)
Total	61	132

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	%	%
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standard	0.0	0.5
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standards	0.5	0.5
Expected long-term performance benefit from pension assets	2.5	2.5
     Unrecognized losses have been amortized over the length of average remaining service (12 years).
(iii)	Tax Effect
The effective corporate tax rate is different from the legal tax rate due to the following reasons:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	%	%
Legal tax rate	40.7	40.7
Reasons increased (decreased)
Expense net deductible for tax purpose	2.9	6.5
Changes in valuation allowance	(1.5)	(2.0)
Undistributed earnings of subsidiaries and affiliates	2.6	0.8
Tax rate balance of foreign companies	(2.5)	(0.8)
Tax credit	(0.2)	(1.3)
Others	(1.2)	2.8

Effective corporate tax rate	40.8	46.7

     The effect of temporary differences, etc. for deferred tax assets/liabilities is as follows.

	Fiscal Year Ended March 31, 2008		Fiscal Year Ended March 31, 2007
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
	Million yen	Million yen	Million yen	Million yen
Sales returns	1,082		1,117
Allowance for doubtful receivables		252		383
Inventory valuation	1,201		1,273
Intercompany profits	248		218
Accrued bonuses	1,420		1,392
Valuation loss on investment securities	1,141		760
Gain on sales of fixed assets		1,753		1,724
Undistributed earnings of foreign subsidiaries and affiliates		2,695		2,742
Net unrealized gain on marketable securities		4,511		10,691
Net realized gain on exchange of investment securities		2,453		2,415
Long-term pre-paid expense	291		330
Enterprise taxes	363		126
Compensated absences	902		812
Retirement expense	966	815	753	2,331
Excess over depreciation and amortization and impairment loss	1,343		1,445
Tax loss carried forwards	2,054		1,795
Assets acquired through stock swap		5,410
Other temporary differences	679	37	838	39

Total	11,690	17,926	10,859	20,325
Valuation allowance	(1,418)		(1,465)

Total	10,272	17,926	9,394	20,325

(iv)	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. There have also been non-market forward exchange transactions (dollar-buying, yen-selling), but profits and losses of such transactions have been omitted as the amounts involved are non-material.

(v)	Information on Par Share

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
Net income	4,966 million yen	9,029 million yen

Number of average shares issued during the year	141,304,256 shares	142,910,187 shares

Net income per share	35.14 yen	63.18 yen

Diluted net earnings per share	—	—
(vi)	Segment Information
a.	Segment Information by Type of Business
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

			(Unit: Million Yen)
	Textile goods and related products	Others	Total	Elimination or corporate	Consolidated
I. Sales
(1) Sales to outside customers	150,710	15,051	165,761	—	165,761
(2) Internal sales among segments	—	3,665	3,665	(3,665)	—
Total	150,710	18,716	169,426	(3,665)	165,761
Operating expenses	136,967	18,521	155,488	(3,267)	152,221
Operating income (Loss)	13,743	195	13,938	(398)	13,540
II. Assets, depreciation and amortization and capital expenditure
Assets	156,479	18,733	175,212	66,407	241,619
Depreciation and amortization	3,619	218	3,837	71	3,908
Capital expenditure	1,136	75	1,211	—	1,211

Fiscal Year Ended March 31, 2007 (April 1, 2006 — March 31, 2007)

			(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	150,349	16,061	166,410	—	166,410
(2) Internal sales among segments	—	3,982	3,982	(3,982)	—
Total	150,349	20,043	170,392	(3,982)	166,410
Operating expenses	136,875	19,828	156,703	(3,189)	153,514
Operating income	13,474	215	13,689	(793)	12,896
II. Assets, depreciation and amortization and capital expenditure
Assets	147,264	21,227	168,491	81,775	250,266
Depreciation and amortization	3,472	187	3,659	76	3,735
Capital expenditure	2,082	454	2,536	—	2,536

(Note) 1.	Segment information is prepared based on the consolidated financial statement regulations.

2.	Our business is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

3.	Core products of respective businesses:

Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
b.	Segment Information by Location
Fiscal Year Ended March 31, 2008 (April 1, 2007 to March 31, 2008)

				(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	139,618	7,646	18,497	165,761	—	165,761
(2) Internal sales among segments	1,158	6,669	—	7,827	(7,827)	—
Total	140,776	14,315	18,497	173,588	(7,827)	165,761
Operating expenses	130,265	13,452	15,933	159,650	(7,429)	152,221
Operating income	10,511	863	2,564	13,938	(398)	13,540
II. Assets	154,174	25,680	12,424	192,278	49,341	241,619
Fiscal Year Ended March 31, 2007 (April 1, 2006 to March 31, 2007)

				(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	141,676	6,713	18,021	166,410	—	166,410
(2) Internal sales among segments	1,259	5,612	—	6,871	(6,871)	—
Total	142,935	12,325	18,021	173,281	(6,871)	166,410
Operating expenses	132,559	11,857	15,176	159,592	(6,078)	153,514
Operating income	10,376	468	2,845	13,689	(793)	12,896
II. Assets	149,458	24,899	11,424	185,781	64,485	250,266

(Note) 1.	Segment information is prepared based on the consolidated financial statement regulations.

2.	Countries or areas are classified according to geographical proximity.

3.	Main countries and areas belonging to classifications other than Japan

Asia: various countries of East Asia and Southeast Asia

Europe/U.S.: the U.S. and various European countries

c.	Overseas Sales
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	7,646	18,497	26,143
II. Consolidated sales	—	—	165,761
III. Ratio of overseas sales in consolidated sales	4.6%	11.2%	15.8%
Fiscal Year Ended March 31, 2007 (April 1, 2006 — March 31, 2007)
(Unit: Million Yen)

	Asia	Europe/U.S.	Total
I. Overseas sales	6,713	18,021	24,734
II. Consolidated sales	—	—	166,410
III. Ratio of overseas sales in consolidated sales	4.0%	10.8%	14.8%

(Note) 1.	Segment information is prepared based on the consolidated financial statement regulations.

2.	Countries or areas are classified according to geographical proximity.

3.	Main countries and areas belonging to classifications other than Japan

Asia: various countries of East Asia and Southeast Asia

Europe/U.S.: the U.S. and various European countries
(vii)	Status of Production and Sales
a.	Production Results

	Fiscal Year Ended March 31, 2008		Fiscal Year Ended March 31, 2007
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products	68,168	100.0	71,366	100.0
b.	Sales Results

		Fiscal Year Ended March 31, 2008		Fiscal Year Ended March 31, 2007
Segment name by type of business		Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear
	Foundation and lingerie	123,460	74.4	123,295	74.1
	Nightwear	10,611	6.4	10,081	6.0
	Children’s underwear	1,953	1.2	2,069	1.2

	Subtotal	136,024	82.0	135,445	81.3

	Outerwear/Sportswear	8,920	5.4	8,751	5.3

	Hosiery	1,803	1.1	2,102	1.3

	Other textile goods and related products	3,963	2.4	4,051	2.4

	Total	150,710	90.9	150,349	90.3

Others		15,051	9.1	16,061	9.7

Total		165,761	100.0	166,410	100.0

(Omission of Disclosure)
We have omitted the notes regarding the lease transactions, related-party transactions, stock options and business combinations etc. because we believe it is not sufficiently necessary to disclose information on these matters in these financial statements.

5.	Non-Consolidated Financial Statements (unaudited)
(1)	Balance Sheet

					Amount
Accounts	As of March 31, 2008		As of March 31, 2007		Increased/ (Decreased)
(Assets)	Million Yen	%	Million Yen	%	Million Yen

I. Current Assets	5,102	3.4	6,689	4.4	(1,587)

Cash and bank deposits	698		1,399		(700)
Marketable securities	2,898		3,188		(290)
Deferred tax assets	70		129		(59)
Others	1,434		1,971		(536)

II. Fixed Assets	144,979	96.6	143,636	95.6	1,343

1. Tangible fixed assets	39,262	26.2	40,510	27.0	(1,248)
Buildings	19,000		20,047		(1,047)
Structures	435		500		(65)
Equipment and tools	1,575		1,564		11
Land	18,247		18,398		(150)
Others	4		—		4

2. Intangible fixed assets	588	0.4	588	0.4	0
Leasehold right	585		585		—
Others	2		2		0

3. Investment and other assets	105,128	70.0	102,537	68.2	2,591
Investment securities	9,111		11,149		(2,038)
Stock of affiliated companies	95,542		91,164		4,377
Deferred tax assets	270		59		211
Others	205		163		41

Total Assets	150,081	100.0	150,325	100.0	(244)

					Amount
Accounts	As of March 31, 2008		As of March 31, 2007		Increased/ (Decreased)
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen
I. Current Liabilities	2,069	1.4	4,436	3.0	(2,366)

Notes payable	4		8		(4)
Borrowings from affiliated companies	1,000		2,500		(1,500)
Accrued liability	824		1,594		(769)
Accrued expenses	13		10		3
Accrued corporate taxes, etc.	89		198		(109)
Accrued bonuses	76		56		20
Reserve for officers’ bonuses	40		30		10
Others	21		38		(16)

II. Fixed Liabilities	448	0.3	454	0.3	(5)

Others	448		454		(5)

Total Liabilities	2,518	1.7	4,890	3.3	(2,372)

(Net Assets)

I. Shareholders’ equity	147,687	98.4	145,476	96.7	2,211

1. Common stock	13,260	8.8	13,260	8.8	—

2. Additional paid-in capital	29,294	19.5	25,273	16.8	4,020
Capital reserve	29,294		25,273		4,020

3. Retained earnings	105,187	70.1	112,106	74.5	(6,918)
(1) Retained earnings reserve	3,315		3,315		—
(2) Other retained earnings	101,872		108,791		(6,918)
Reserve of deferred gain on sales of fixed assets	2,075		2,191		(116)
Dividend equalization reserve	—		3,000		(3,000)
General reserve	95,000		100,000		(5,000)
Retained earnings carried forward	4,797		3,599		1,197

4. Treasury stock	(54)		(5,163)	(3.4)	5,108

II. Difference of appreciation and conversion	(124)	(0.1)	(41)	(0.0)	(83)

Other securities valuation difference	(124)	(0.1)	(41)	(0.0)	(83)

Total Net Assets	147,562	98.3	145,434	96.7	2,127

Total Liabilities and Net Assets	150,081	100.0	150,325	100.0	(244)

(2)	Income Statement

	Fiscal Year Ended		Fiscal Year Ended		Amount
Accounts	March 31, 2008		March 31, 2007		Increased/ (Decreased)
	Million Yen	%	Million Yen	%
I. Operating revenue	10,863	100.0	6,005	100.0	4,858
Income from rent	4,052		4,158		(105)
Dividend Income	6,518		1,570		4,947
Others	292		276		16
II. Operating expenses	4,058	37.4	4,435	73.8	(376)
Cost of lease	2,031		2,423		(392)
Selling, general and administrative expenses	2,027		2,011		15

Operating income	6,804	62.6	1,570	26.2	5,234

III. Non-operating income	162	1.5	584	9.7	(422)
Interest income	82		80		2
Dividends received	33		64		(30)
Gain on sell of marketable securities	—		406		(406)
Others	46		33		12
IV. Non-operating expenses	29	0.2	22	0.4	7
Interest expense	13		21		(7)
Others	16		1		14

Current income	6,937	63.9	2,132	35.5	4,805

V. Extraordinary gains	578	5.3	243	4.0	334
Gains on sales of fixed assets	578		243		334
VI. Extraordinary loss	5,029	46.3	567	9.4	4,462
Loss on sale of fixed assets	108		148		(40)
Impairment loss	32		—		32
Valuation loss of affiliate stock	4,888		418		4,469

Pre-tax net income	2,486	22.9	1,808	30.1	678
Corporate tax, resident tax and enterprise tax	457	4.2	300	5.0	157
Adjustment of corporate tax, etc.	(94)	(0.9)	(8)	(0.1)	(86)

Net income	2,123	19.6	1,516	25.2	607

(3)	Statements of Changes in Shareholders’ Equity
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

(In Millions of Yen)
							Difference of appreciation
	Shareholders’ equity						and conversion
		Additional
		paid-in
		capital	Retained earnings
								Total
							Other	difference of
			Retained	Other		Total	securities	appreciation	Total
	Common	Capital	earnings	retained	Treasury	shareholders’	valuation	and	net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	assets
Balance as of March 31, 2007	13,260	25,273	3,315	108,791	(5,163)	145,476	(41)	(41)	145,434
Changes during fiscal year 2008
Transfer from reserve for deferred gain on sales of fixed assets				—		—			—
Transfer from contingent reserve				—		—			—
Dividends from surplus				(3,092)		(3,092)			(3,092)
Transfer to contingent reserve				—		—			—
Net income				2,123		2,123			2,123
Acquisition of treasury stock					(6,014)	(6,014)			(6,014)
Cancellation of treasury stock				(5,949)	5,949	—			—
Issuance of new shares for stock swap*		4,474				4,474			4,474
Diminution of treasury stock for stock swap*		(454)			5,173	4,719			4,719
Net change of items other than shareholders’ equity							(83)	(83)	(83)
Total changes during fiscal year 2008	—	4,020	—	(6,918)	5,108	2,211	(83)	(83)	2,127
Balance as of March 31, 2008	13,260	29,294	3,315	101,872	(54)	147,687	(124)	(124)	147,562

*	This is for the stock swap agreement with Peach John Co., Ltd.

(Note) Breakdown of other retained earnings

	Reserve for deferred
	gain on sales of fixed	Reserve for dividend		Retained earnings
	assets	averaging	General reserve	carried forward	Total
Balance as of March 31, 2007	2,191	3,000	100,000	3,599	108,791
Changes during fiscal year 2008
Transfer from reserve for deferred gain on sales of fixed assets	(116)			116	—
Transfer from contingent reserve			(8,000)	8,000	—
Dividends from surplus				(3,092)	(3,092)
Transfer to contingent reserve		(3,000)	3,000		—
Net income				2,123	2,123
Acquisition of treasury stock
Cancellation of treasury stock				(5,949)	(5,949)
Issuance of new shares for stock swap
Diminution of treasury stock for stock swap
Net change of items other than shareholders’ equity
Total changes during fiscal year 2008	(116)	(3,000)	(5,000)	1,197	(6,918)
Balance as of March 31, 2008	2,075	—	95,000	4,797	101,872

Fiscal Year Ended March 31, 2007 (April 1, 2006 — March 31, 2007)

(In Millions of Yen)
							Difference of appreciation
	Shareholders’ equity						and conversion
		Additional
		paid-in
		capital	Retained earnings
								Total
							Other	difference of
			Retained	Other		Total	securities	appreciation	Total
	Common	Capital	earnings	retained	Treasury	shareholders’	valuation	and	net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	assets
Balance as of March 31, 2006	13,260	25,273	3,315	110,178	(117)	151,909	67	67	151,976
Changes during fiscal year 2007
Fund of reserve for deferred gain on sales of fixed assets				—		—			—
Transfer from reserve for deferred gain on sales of fixed assets				—		—			—
Dividends from surplus				(2,878)		(2,878)			(2,878)
Bonus of directors				(25)		(25)			(25)
Net income				1,516		1,516			1,516
Acquisition of treasury stock					(5,046)	(5,046)			(5,046)
Net change of items other than shareholders’ equity							(108)	(108)	(108)
Total changes during fiscal year 2007	—	—	—	(1,387)	(5,046)	(6,433)	(108)	(108)	(6,541)
Balance as of March 31, 2007	13,260	25,273	3,315	108,791	(5,163)	145,476	(41)	(41)	145,434
(Note) Breakdown of other retained earnings

	Reserve for deferred
	gain on sales of fixed	Reserve for dividend		Retained earnings
	assets	averaging	General reserve	carried forward	Total
Balance as of March 31, 2006	2,219	3,000	100,000	4,958	110,178
Changes during fiscal year 2007
Fund of reserve for deferred gain on sales of fixed assets	109			(109)	—
Transfer from reserve for deferred gain on sales of fixed assets	(136)			136	—
Dividends from surplus				(2,878)	(2,878)
Bonus of directors				(25)	(25)

	Reserve for deferred
	gain on sales of fixed	Reserve for dividend		Retained earnings
	assets	averaging	General reserve	carried forward	Total
Net income				1,516	1,516
Acquisition of treasury stock
Net change of items other than shareholders’ equity
Total changes during fiscal year 2007	(27)	—	—	(1,359)	(1,387)
Balance as of March 31, 2007	2,191	3,000	100,000	3,599	108,791

(4)	Significant Accounting Policies
(i)	Valuation Standards and Method of Assets
Valuation standards and method of securities

Stock of affiliated companies: Cost accounting method based on moving average method

Other securities:
Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all net assets, and cost of sales is calculated based on moving average method)

Securities without market value: Cost accounting method based on moving average method
(ii)	Depreciation Method of Fixed Assets
a.	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.
Buildings and structures: 5 to 50 years Machinery and vehicles: 2 to 4 years Equipment and tools: 2 to 20 years
(Change of Accounting Policies)

Following the revisions made to the Corporation Tax Law in 2007, we have changed to the depreciation method pursuant to said revised Corporation Tax Law with regard to the tangible fixed assets acquired on and after April 1, 2007. The effect by such change on the income statement is minor.

(Additional Information)

With regard to the tangible fixed assets acquired on or before March 31, 2007, the depreciation method has been changed so that they are amortized uniformly over a five-year period following the end of depreciation period until the amount reaches the limit for depreciation. The effect of such change on the income statement is minor.
b.	Intangible fixed assets: Fixed amount method
(iii)	Reserves
a.	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

b.	Reserve for officers’ bonuses: In order to provide bonuses to officers, reserve for officers’ bonuses are reserved based on the anticipated amount to be paid and recorded as “Accrued bonuses” under Current Liabilities.
(iv)	Processing Method of Lease Transactions
Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.
(v)	Other Material Matters in Preparation of Financial Statements
Accounting procedures for consumption tax, etc. are based on the tax-excluded method.

(5)	Notes to Non-Consolidated Financial Statements

	(Fiscal Year Ended March 31, 2008)	Fiscal Year Ended March 31, 2007

(Notes to the Balance Sheet)

Accumulated depreciation in tangible fixed assets	26,617 million yen	27,141 million yen
(Notes to the Statements of Changes in Shareholders’ Equity)
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end of
Type of Stock	fiscal year 2007	fiscal year 2008	fiscal year 2008	fiscal year 2008
Ordinary stock	3,440,116	3,935,882	(7,340,000)	35,998

*	Reason for Increase in the Number of Shares of Treasury Stock
	Increase in shares due to acquisition pursuant to the resolution of the board of directors:	3,926,000 shares
	Increased in shares due to purchase of fractional stocks:	9,882 shares
	Decrease in shares due to stock swap and cancellation of treasury stock:	(7,340,000) shares
Fiscal Year Ended March 31, 2007 (April 1, 2006 — March 31, 2007)

Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end of
Type of Stock	fiscal year 2006	fiscal year 2007	fiscal year 2007	fiscal year 2007
Ordinary stock	100,752	3,339,364	—	3,440,116

*	Reason for Increase in the Number of Shares of Treasury Stock
	Increase in shares due to acquisition pursuant to the resolution of the board of directors:	3,324,000 shares
	Increased in shares due to purchase of fractional stocks:	15,364 shares
(Notes to Tax Effect)
(i)	Breakdown of deferred tax assets and deferred tax liabilities

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen

Deferred tax assets
Valuation loss on investment securities	440	316
Reserve for bonus payment	30	28
Excess over depreciation and amortization and impairment loss	1,024	1,119
Others	269	264

Total deferred tax asset	1,765	1,728
Deferred tax liabilities
Reserve for deferred gain on sales of fixed assets	(1,424)	(1,504)
Others	(0)	(35)

Total deferred tax liability	(1,424)	(1,539)

Net deferred tax asset (liability)	340	188

(ii)	Difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007

Legal tax rate	40.7	40.7
Reasons increased (decreased)
Tax deduction	(0.6)	(0.9)
Income excluding profit	(105.6)	(33.7)
Expenses excluding loss	3.5	5.4
Valuation reserve	74.2	—
Other	2.4	4.7

Effective corporate and other tax rates after application of tax effect	14.6	16.2

(Notes to Marketable Securities)
     Shares of affiliated companies with market value

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2008	March 31, 2007
	Million yen	Million yen

Appropriation on balance sheet	2,163	2,163
Market value	4,690	4,349

Balance	2,527	2,185
6.	Others
(1)	Changes to Corporate Officers
     The scheduled changes to directors and auditors after the conclusion of the 60th ordinary general meeting of shareholders to be held on June 27, 2008 will be as follows.
(i)	Directors
1.	New Candidates for Director (as of June 27, 2008 (expected))

Tsuneo Shimizu (Wacoal Corporation, Director and Senior Corporate Officer)
Atsushi Horiba (HORIBA, Ltd., Chairman, President & CEO)
*Mr. Atsushi Horiba is an outside director as set out in Article 2-15 of the Corporation Law.

2.	Resigning Directors (as of June 27, 2008 (expected))

Yuzo Ito Tatsuya Kondo

3.	Promotion of Director (as of June 27, 2008 (expected))

Director and Vice President Shoichi Suezawa (Senior Managing Director)
(ii)	Statutory Auditors
1.	Candidate for Statutory Auditor (as of June 27, 2008 (expected))

Yoshio Kawashima (General Manager in charge of the Audit Office)

2.	Resigning Statutory Auditors (as of June 27, 2008 (expected))

Hajime Kotake
     The management and administrative organization after the conclusion of the 60th Ordinary General Meeting of Shareholders to be held on June 27, 2008 will be as follows:
Management and Administrative Organization for the 61st Fiscal Year

Director/Statutory Auditor	Name
Representative Director	Yoshikata Tsukamoto
Director and Vice President	Shoichi Suezawa
Senior Managing Director	Hideo Kawanaka
Director	Tadashi Yamamoto
Director	Tsuneo Shimizu (new)
Director (outside director)	Kazuo Inamori
Director (outside director)	Mamoru Ozaki
Director (outside director)	Atsushi Horiba (new)

Statutory Auditor	Kimiaki Shiraishi
Statutory Auditor	Yoshio Kawashima (new)
Statutory Auditor (outside statutory auditor)	Yutaka Hasegawa
Statutory Auditor (outside statutory auditor)	Tomoharu Kuda
Statutory Auditor (outside statutory auditor)	Yoko Takemura

(Reference)
     The management and administrative organization for the 4th quarter of Wacoal Corporation will be as follows:
Management and Administrative Organization for the 4th Fiscal Year

Director/Statutory Auditor	Corporate Officer	Name	Responsibility
Representative Director	President and Corporate Officer	Yoshikata Tsukamoto
Director	Vice President and Corporate Officer	Hideo Kawanaka	In charge of Business Restructuring and General Manager of Sales Control Department
Director	Senior Corporate Officer	Tsuneo Shimizu	Assistant Manager of Sales Control Department
Director	Senior Corporate Officer	Tadashi Yamamoto	General Manager of International Operation
Director	Senior Corporate Officer	Hironobu Yasuhara	General Manager of Wing Brand Operation Division
Director	Senior Corporate Officer	Yuzo Ide	General Manager of Wacoal Brand Operation Division
Director	Corporate Officer	Ikuo Otani	In charge of Corporate Planning
Director	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center and General Manager of Intellectual Property Division
Director	Corporate Officer	Yoshiyuki Nakajima	General Manager of Technology/Production Division

Statutory Auditor		Kimiaki Shiraishi
Statutory Auditor		Shoichi Kono

	Managing Corporate Officer	Yasuyuki Nakatsutsumi	Wacoal Brand Operation Division, General Manager of East Japan Sales Control
	Corporate Officer	Masakazu Kitagawa	Wacoal Brand Operation Division, General Manager of West Japan Sales Control
	Corporate Officer	Masahiro Joshin	Wacoal Brand Operation Division, General Manager of Chain Stores Sales Control
	Corporate Officer	Haruo Minami	Wing Brand Operation Division, General Manager of Tokyo Sales Office
	Corporate Officer	Ichiro Katsura	General Manager of Administration Department
	Corporate Officer	Akio Ouchi	General Manager of Information System Division
	Corporate Officer	Nobuhiro Matsuda	In charge of Administration and Business Management of Kyoto Building and Operation and Management Manager of Specialty Retail Stores Operation Division
	Corporate Officer	Ryuji Fukushima	General Manager of Specialty Retail Stores Operation Division
	Corporate Officer	Mitsuo Yamamoto	General Manager of Personnel and Administration Department

EXHIBIT 2
May 9, 2008
To Whom It May Concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Inquiries: Masaya Wakabayashi
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Notice Regarding Dissolution and Liquidation of Our Subsidiary
     Wacoal Holdings Corp. (the “Company”) hereby notifies you of its decision regarding the dissolution and liquidation of its group subsidiary, Tokai Wacoal Sewing Corp. (the “Subsidiary”), as follows:

1.	Outline of subsidiary to be liquidated:

(1)	Name of subsidiary:	Tokai Wacoal Sewing Corp.
	Head office:	1699-140, Shizunami, Makinohara-shi, Shizuoka
	Representative:	Kunihiko Maki, President & Director
	Business lines:	Manufacture of women’s innerwear
	Date of incorporation:	November 1959
	Capital amount:	30 million yen
	Shareholder:	Wacoal Corp. 100% (wholly owned subsidiary)
	Number of employees:	92 (as of May 1, 2008)
	Sales:	597 million yen (for the fiscal year ended March 2008)

(2)	Reasons for dissolution and liquidation:
     Tokai Wacoal Sewing Corp. has been one of the Company’s primary domestic facilities for the manufacture of Wacoal brand products. However, for various reasons, including the need to cut costs further to maintain the cost competitiveness of our products, the significant expense of maintaining and repairing factory equipment and the difficulty of hiring new employees, the Company has determined that it is difficult to continue the Subsidiary’s current business activities and has decided to dissolve and liquidate it.

(3)	Schedule

	May 8, 2008:	Subsidiary’s board of directors resolves to dissolve
	May 9, 2008:	Execution of agreement with employees
	End of June 2008:	Expected cessation of business activities

(4)	Treatment of employees
     The intention is for all employees to resign upon the dissolution of the Subsidiary. We will offer jobs at other domestic manufacturing subsidiaries to those employees who are able to move and who wish to be re-employed. We will also provide support for employees who seek re-employment outside the Wacoal group.
2.	Effect on consolidated business results

1

     We will provide retiring employees with an additional severance payment in addition to the usual retirement benefits. We will also provide support for former employees seeking employment elsewhere by assisting with the cost of searching for new employment. As a result, we expect to record an operating expenditure of approximately 670 million yen.
     The earnings forecast for the current fiscal year reflecting this dissolution is incorporated in the earnings forecast for the fiscal year ending March 2009, which is being announced today in a separate release.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this press release regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal year 2009 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.
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EXHIBIT 3
May 9, 2008
To Whom It May Concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Inquiries: Masaya Wakabayashi
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Resolution Regarding the Amount and Terms of
Stock Acquisition Rights to be Issued to Directors as Stock Options
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors resolved at meeting held on May 9, 2008 to submit a proposal to its shareholders at the 60th ordinary general meeting of shareholders planned for June 27, 2008 regarding the amount and terms of stock acquisition rights to be granted to directors as stock options as follows.
Reason for Proposal
     The Company wishes to grant stock acquisition rights with an exercise price of one (1) yen per share to its directors (excluding outside directors) as a form of equity compensation, with the goal of providing directors with the opportunity, like shareholders of the Company, to participate in the benefits of increasing stock values as well as to bear the risks of declining stock values, so as to further encourage such directors’ desire to serve and improve the Company.
     Under the Company Act (Law No. 86 of 2005), granting stock acquisition rights to directors is considered a form of remuneration, and we will therefore ask that shareholders approve the amount and terms of the stock acquisition rights to be granted.
     The Company decided to base the proposed amount and terms of the stock acquisition rights on the size of the Company, each director’s degree of contribution and how each director conducts his or her duties.
     The Company believes that the terms of the proposal are appropriate, since the stock options will be granted with the aim of providing stock acquisition rights so that directors, like shareholders, will not only enjoy the benefit of increasing stock values but also bear the risk of decreasing stock values, as well as to further encourage their desire to serve and improve the Company.
     Furthermore, stock acquisition rights will not be issued to outside directors because outside directors are retained as part of the Company’s corporate governance strategy in order to improve corporate value by increasing management transparency and ensuring fairness and independence.
Terms of the Proposal
1.	At the 57th ordinary general meeting of shareholders held on June 29, 2005, the remuneration of directors was limited to a maximum of 350 million yen per year. In this proposal we will ask shareholders to approve the payment of up to 70 million yen per fiscal year of compensation to directors in the form of stock acquisition rights in addition to cash remuneration, to begin on the date of the ordinary general meeting of shareholders.

2.	The proposed terms of the provision of stock acquisition rights as stock options to directors of the Company are as follows:

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(1) Total number of stock acquisition rights and total number of shares represented by the stock acquisition rights:

The maximum number of shares that can be acquired through the exercise of stock acquisition rights during any one-year period beginning on the date of the ordinary general meeting of shareholders (hereinafter, an “Allocation Year”) is 70,000 ordinary shares of the Company (the “Maximum Annual Acquired Shares”).

If, following the date of the shareholder resolution approving the proposal (the “Resolution Date”), there is a stock split (including a gratis issuance of ordinary shares of the Company, hereinafter the same) or a reverse stock split of the Company’s ordinary shares, the Maximum Annual Acquired Shares will be adjusted from the date following the stock split or reverse stock split in accordance with the following calculation:
Maximum Annual Acquired Shares after adjustment =
Maximum Annual Acquired Shares before adjustment × stock split/reverse stock split ratio
The maximum number of stock acquisition rights that can be issued in any Allocation Year (the “Maximum Annual Issuance”) is calculated by dividing the Maximum Annual Acquired Shares at the time of the issuance of the stock acquisition rights, by the number of shares in a trading unit of the Company. (If, following the Resolution Date, there has been no adjustment to the number of Maximum Annual Acquired Shares, and the total number of shares in a trading unit remains at the current 1,000 shares, the Maximum Annual Issuance will be 70).

However, if there is an adjustment to the number of shares in a trading unit in the middle of an Allocation Year and stock acquisition rights have already been issued for such Allocation Year, the Maximum Annual Issuance will be adjusted as follows:
Maximum Annual Issuance after adjustment = ((Maximum Annual Acquired Shares immediately prior to the adjustment in the number of shares in a trading unit − the number of shares represented by stock acquisition rights already issued for such Allocation Year) ÷ the new number of shares in a trading unit) + the number of stock acquisition rights already issued for such Allocation Year
(2) Class of shares represented by the stock acquisition rights and the number of shares represented by each share acquisition right

The stock acquisition rights will be for ordinary shares. The number of shares represented by each stock acquisition right (“Conversion Ratio”) is the number of shares in a trading unit at the time such stock acquisition right is issued.

Furthermore, following the date of issue of the stock acquisition rights (the “Issue Date”), if the Company carries out a stock split or reverse stock split of its ordinary shares, the Conversion Ratio will be adjusted as follows:
Conversion Ratio following adjustment =
Conversion Ratio prior to adjustment × stock split/consolidation ratio
In addition, if after the Issue Date, it becomes appropriate to adjust the Conversion Ratio, the Company may do so to the extent reasonable.

Any fractional shares as a result of the above adjustment will be rounded down to the nearest whole share.
(iii)	Amount capitalized upon exercise of stock acquisition rights

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The amount capitalized upon the exercise of each stock acquisition right shall be the amount obtained by multiplying (i) the exercise price of one (1) yen per share to be paid upon exercise of the stock acquisition rights and (ii) the Conversion Ratio.
(iv)	Exercise period for stock acquisition rights
The stock acquisition rights will be exercisable from the date immediately following the grant date of the stock acquisition right for a period of not more than 20 years to be set by the board of directors of the Company.
(v)	Restriction on the acquisition of stock acquisition rights by transfer
The acquisition of stock acquisition rights by transfer is subject to approval by resolution of the board of directors of the Company.
(vi)	Other conditions relating to the exercise of stock acquisition rights
In principle, holders of stock acquisition rights may exercise their stock acquisition rights from the date immediately following their loss of status as director (including officers of a company that has adopted the committee system), auditor or executive officer of the Company. Other stock acquisition right conditions shall be determined at a general meeting of shareholders or the board of directors of the Company where items regarding the offer stock acquisition rights will be determined.

3.	There are currently eight directors, two of whom are outside directors. However, if the proposal regarding the election of directors is approved without amendment at the 60th ordinary general meeting of shareholders, the number of directors will be eight, three of whom will be outside directors.
     Additional Reference
     In addition to introducing a proposal for a stock option plan for directors of the Company, upon resolution of the board of directors of the Company, we plan to issue stock acquisition rights with the same details as those outlined above to director’s of the Company’s subsidiary, Wacoal Corp., within one year from the date following the 60th ordinary general meeting of shareholders. The Maximum Annual Acquired Shares will be 30,000 ordinary shares and the Maximum Annual Issuance will be 30.
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